UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

ICL GROUP LTD.

1.	Chief Financial Officer Transition

Item 1

Chief Financial Officer Transition

The Company hereby reports, that Kobi Altman, ICL CFO, will be retiring from the company due to family and personal matters, as of January 1, 2022. At that time, Aviram Lahav will join ICL as CFO and become a member of the executive team. Mr. Lahav's appointment and employment terms were approved by ICL's HR & Compensation Committee and ICL's Board of Directors on October 7 and 10, 2021, respectively.

Mr. Lahav brings over 20 years of diverse experience from his former roles as both CEO and CFO roles at various global companies. In his most recent role, Aviram served as CFO of ADAMA group, a global agri-chemical company and part of Syngenta Group, and also as CEO of ADAMA Agricultural Solutions. Prior to this experience, he worked at Delta Galil Industries, moving from group CFO to CEO of the U.S. division and then to global CEO and COO. Mr. Aviram is a certified public accountant (CPA) as of 1987, holds a BA in economics and finance from the Hebrew Jerusalem University and is a graduate of the Harvard Business School Advanced Management Program (AMP).

Raviv Zoller, ICL President & CEO, on behalf of ICL, warmly thanked Kobi Altman for his service and contribution and wished him much success in his future endeavors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: October 12, 2021